

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Via E-mail
Brian Keasberry, President, Secretary and Treasurer
BRK, Inc.
3871 S. Valley View Blvd., Unit 70
Las Vegas, Nevada 89103

> **Re: BRK, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 20, 2012**
> **File No. 333-177823**

Dear Ms. Keasberry:

We have reviewed your response letter dated January 20, 2012 and your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1. We note your response to prior comment five from our letter dated December 23, 2011, and the revision to your registration statement. However, it appears to us that the amounts representing proceeds of the offering are "gross" proceeds. Please note that Item 504 of Regulation S-K requires that your disclosure reflect net proceeds. On page 5 you refer to the amounts as gross proceeds and in this section refer to the same amounts as net proceeds. Please revise your document for consistency or otherwise advise us. Please advise us or revise your document accordingly. See Item 504 of Regulation S-K for guidance.

12-month Plan of Operation, page 22

2. Please revise to provide approximate dates (such as Spring 2012, second quarter 2012, etc.) for your completion time frames for each milestone. For example, you state that the

company's website will be functional in 1-30 days but it is unclear by what date investors can expect to be able to access your website.

Liquidity and Capital Resources, page 24

3. We note your disclosure of the notes issued on November 18, 2011 and January 3, 2012 in Note 9 on page F-10. Please revise this section to describe the notes as a source of liquidity. See Item 303(a)(1) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

4. We note your disclosure of the notes issued on November 18, 2011 and January 3, 2012. Please revise this section to provide disclosure required by Item 701 of Regulation S-K.

You may contact Dale Welcome at (202) 551-3865 or, in his absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Thomas E. Puzzo, Esq.